

Child, Van Wagoner & Bradshaw, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Douglas W. Child, CPA
Marty D. Van Wagoner, CPA
J. Russ Bradshaw, CPA
William R. Denney, CPA
Russell E. Anderson, CPA
Scott L. Farnes

June 15, 2009

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Child, Van Wagoner & Bradshaw, PLLC was previously principal accountant for Worldwide Energy and Manufacturing USA, Inc. ("the Company") and reported on the financial statements of the Company for the years ended December 31, 2008 and 2007. We have read the Company's statements included under Item 4.01 of its Form 8-K dated June 15, 2009, and agree with such statements as they pertain to our firm.

Very truly yours,

Child, Van Wagoner & Bradshaw PLLC.

Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, Utah

cc: Worldwide Energy and Manufacturing USA, Inc.

1284 W. Flint Meadow Dr. #D
Kaysville, Utah 84037
Telephone 801.927.1337
Facsimile 801.927.1344

5296 S. Commerce Dr. #300
Salt Lake City, Utah 84107
Telephone 801.281.4700
Facsimile 801.281.4701

Suite A, 5/F
Max Share Centre
373 King's Road
North Point, Hong Kong
Telephone 852.21.555.333
Facsimile 852.21.165.222

www.cpaone.net